PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION, DATED APRIL 24, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Amendment No. 1)

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant  ☐                              Filed by a Party other than the Registrant  ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material under § 240.14a-12

Clearwire Corporation

(Name of Registrant as Specified In Its Charter)

Crest Financial Limited

Crest Investment Company

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION, DATED APRIL 24, 2013

SPECIAL MEETING OF STOCKHOLDERS

OF

CLEARWIRE CORPORATION

TO BE HELD ON MAY 21, 2013

PROXY STATEMENT

OF

CREST FINANCIAL LIMITED

CREST INVESTMENT COMPANY

SOLICITATION OF PROXIES IN OPPOSITION TO

MATTERS RELATING TO THE PROPOSED MERGER OF

CLEARWIRE CORPORATION WITH SPRINT NEXTEL CORPORATION

This Proxy Statement (“Proxy Statement”) and the enclosed GOLD proxy card are being furnished by Crest Financial Limited, a Texas limited partnership (“CFL”), and Crest Investment Company, a Texas corporation (“CIC” and, together with CFL, “Crest”), for use at the special meeting of stockholders of Clearwire Corporation (“Clearwire”), and at any continuation, adjournment or postponement thereof (the “Special Meeting”), relating to the proposed merger (the “Proposed Sprint-Clearwire Merger”) of Clearwire with Sprint Nextel Corporation (“Sprint”). The Special Meeting will be held on May 21, 2013, at 10:30 a.m., Pacific Daylight Time at Highland Center, 14224 Bel-Red Road, Bellevue, WA 98007.

Pursuant to this Proxy Statement, Crest is soliciting proxies from holders of shares of Class A common stock of Clearwire, par value of $0.0001 per share (“Class A Common Stock”), and Class B common stock, par value $0.0001 per share (“Class B Common Stock” and, together with Class A Common Stock, “Clearwire Common Stock”), in respect of the following proposals to be considered at the Special Meeting, each as described in greater detail in the definitive proxy statement of Clearwire (the “Clearwire Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2013 for the Special Meeting (such proposals, the “Clearwire Special Meeting Proposals”):

(i) to adopt the Agreement and Plan of Merger, dated as of December 17, 2012, as amended on April 13, 2013 and thereafter, by and among Sprint, Collie Acquisition Corp., a wholly-owned subsidiary of Sprint, and Clearwire (the “Merger Agreement”) (the “Merger Agreement Proposal”);

(ii) to amend Clearwire’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) to (a) increase Clearwire’s authorized shares of Class A Common Stock by 1,019,162,522 shares (the “Class A Common Stock Charter Amendment Proposal”) and (b) increase Clearwire’s authorized shares of Class B Common Stock by 1,019,162,522 shares (the “Class B Common Stock Charter Amendment Proposal” and together with the Class A Common Stock Charter Amendment Proposal, the “Charter Amendment Proposal”);

(iii) to authorize the issuance of (a) Class A Common Stock (the “Class A Common Stock NASDAQ Authorization Proposal”) and (b) Class B Common Stock (the “Class B Common Stock NASDAQ Authorization Proposal”) that may be issued upon (i) exchange of Clearwire Communications, LLC’s and Clearwire Finance, Inc.’s 1.00% Exchangeable Notes due 2018 (the “Sprint Notes”) or (ii) with respect to the Class A Common Stock, upon exchange of the Class B Common Stock (and the corresponding Class B Units), issued upon exchange of the Sprint Notes in accordance with Rule 5635(d) of the NASDAQ Listing Rules (collectively, the “NASDAQ Authorization Proposal”);

(iv) to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the Merger Agreement Proposal, the Charter Amendment Proposal or the NASDAQ Authorization Proposal (the “Adjournment Proposal”); and

(v) to approve, by non-binding, advisory vote, certain compensation arrangements for Clearwire’s named executive officers in connection with the merger (the “Golden Parachute Proposal”).

Approval of the Merger Agreement Proposal is independent of approval of the Charter Amendment Proposal, and each of these approvals is also independent of approval of the NASDAQ Authorization Proposal.

We urge you to vote “AGAINST” the Proposed Sprint-Clearwire Merger by voting “AGAINST” all Clearwire Special Meeting Proposals.

The Board of Directors of Clearwire (the “Clearwire Board”) has established the close of business on April 2, 2013 as the record date (the “Record Date”) for determining those stockholders who will be entitled to notice of, and to vote at, the Special Meeting.

This Proxy Statement and the enclosed GOLD proxy card are first being sent or given to stockholders of Clearwire on or about April                     , 2013.

This solicitation is being made by Crest and not by or on behalf of the Clearwire Board.

A proxy may be given by any person who held shares of Clearwire Common Stock on the Record Date. Whether or not you plan to attend the Special Meeting, you are urged to sign and date the enclosed GOLD proxy card and return it in the postage-paid envelope provided. Your latest-dated proxy is the only one that counts, so you may return the GOLD proxy card even if you have already delivered any other proxy. Please do not return any WHITE proxy card sent to you by Clearwire. If you have already returned a WHITE proxy card sent to you by Clearwire, that card will be automatically revoked if you complete and return the enclosed GOLD proxy card.

If you have any questions concerning this Proxy Statement or would like additional copies, please contact:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Toll Free: 1-800-949-2583

BACKGROUND OF THIS SOLICITATION

On June 25, 2004, CFL entered into an Asset Purchase Agreement with Clearwire and certain other persons (the “Asset Purchase Agreement”), pursuant to which spectrum assets were sold to Clearwire in exchange for cash, shares of Class A Common Stock and other consideration. CFL was allocated approximately 1.4 million of these shares. CFL subsequently divested approximately 1.0 million of these shares but retained 0.4 million shares of Class A Common Stock to remain invested in Clearwire.

On June 1, 2012, Crest and certain other persons (the “Reporting Persons”) filed a Schedule 13D (“Schedule 13D”) in respect of Clearwire, disclosing a beneficial ownership of approximately 7.88% of Class A Common Stock. In the Schedule 13D, the Reporting Persons stated their belief that the Clearwire Common Stock was undervalued. The Schedule 13D also disclosed an intent to discuss the possibility of adding persons to be suggested by the Reporting Persons to the Clearwire Board. However, neither Crest nor any of the other Reporting Persons engaged in any such conversations or made any such request for representation on the Clearwire Board, and none of the Reporting Persons currently has any such intent.

On November 6, 2012, CFL sent a letter (the “Mount Kellett Letter”) to Mount Kellett Capital Management LP (“Mount Kellett”), another significant stockholder of Clearwire, and issued a press release related thereto (the “November 6 Press Release”). The Mount Kellett Letter and the November 6 Press Release commended Mount Kellett for sending a letter to the Clearwire Board on November 1, 2012. In addition, CFL stated that it, like Mount Kellett, was concerned about Sprint’s acquisition of majority control of Clearwire and Clearwire’s liquidity problems related to Clearwire’s build-out program. CFL stated its belief that, in addition to the sale of excess spectrum proposed by Mount Kellett, the Clearwire Board should immediately seek to raise capital through the offering and sale of additional common shares. Finally, Crest recommended that the Clearwire Board take immediate action to mitigate the danger of oppression of the minority stockholders’ rights and economic positions by the majority stockholder, Sprint. On November 7, 2012, the Reporting Persons filed an Amendment No. 1 to the Schedule 13D related to the Mount Kellett Letter and the November 6 Press Release, disclosing a beneficial ownership of approximately 6.62% of Class A Common Stock.

On December 12, 2012, CFL filed a lawsuit (the “Lawsuit”) styled Crest Financial Ltd. v. Sprint Nextel Corp. et al., C.A. 8099-CS in the Court of Chancery of the State of Delaware against Sprint, Clearwire, the individual members of the Clearwire Board, and certain other defendants, alleging that the defendants breached their fiduciary duties by engaging in a series of integrated transactions designed to extract value from Clearwire at the expense of Clearwire’s public minority stockholders. Among other things, the Lawsuit seeks damages and injunctive relief. On the same date, CFL issued a press release related to the Lawsuit. On January 10, 2013, the Court of Chancery denied CFL’s motion to expedite, which sought a trial on the merits in advance of the closing of any transaction. The decision was based on procedural considerations, and the Court left open both the possible renewal of the motion to expedite and a potential damages action to be pursued following closing of the Proposed Sprint-Clearwire Merger. Since that ruling, there have been no material developments in the Lawsuit.

On December 17, 2012, Clearwire issued a press release to announce that it had entered into the Merger Agreement. For more information regarding the Merger Agreement, including the negotiations between Clearwire and Sprint, please see “Special Factors—Background of the Merger” in the Clearwire Proxy Statement.

On December 18, 2012, CFL issued a press release (the “December 18 Press Release”) announcing its continued opposition to the Proposed Sprint-Clearwire Merger and its intention to pursue all avenues available to it, including the Lawsuit, to protect itself and other minority stockholders in Clearwire from the unfair dealings of Sprint and Clearwire in this matter. On the same date, the Reporting Persons filed an Amendment No. 2 to the Schedule 13D related to the Lawsuit and the December 18 Press Release, disclosing a beneficial ownership of approximately 8.34% of Class A Common Stock.

On January 28, 2013, CFL filed with the Federal Communications Commission (“FCC”) a petition to deny (the “Petition”) the Proposed Sprint-Clearwire Merger as well as SoftBank Corporation’s (“Softbank”) proposed acquisition of 70% of Sprint, arguing that both transactions are counter to the public interest. The Petition also argued that an independent Clearwire would be financially stronger than a Clearwire that was wholly-owned by Sprint. The next day, on January 29, 2013, CFL issued a press release related to the Petition.

On February 25, 2013, CFL filed with the FCC its reply in support of its petition to deny, attaching thereto a study prepared by experts at Information Age Economics (“IAE Report”), which compared the value of Clearwire’s spectrum assets to the value reflected in Sprint’s offer of $2.97 per share. The next day, on February 26, 2013, CFL issued a press release related to the IAE Report.

On March 12, 2013, CFL issued a press release (the “March 12 Press Release”) in which it reported the findings of a new study on the value of Clearwire’s spectrum assets commissioned by CFL and prepared by former FCC commissioner Dr. Harold Furchtgott-Roth and the Analysis Group (the “Furchtgott-Roth Report”). The Furchtgott-Roth Report was submitted to the FCC by CFL on March 12, 2013. The next day, on March 13, 2013, the Reporting Persons filed an Amendment No. 3 to the Schedule 13D related to the Furchtgott-Roth Report and the March 12 Press Release, disclosing a beneficial ownership of approximately 8.33% of Class A Common Stock.

On March 19, 2013, CFL made a demand to obtain a stockholder list and certain related records of Clearwire pursuant to Section 220 of the Delaware General Corporation Law (the “Demand Letter”). On the same date, CFL engaged the proxy solicitation firm D.F. King & Co., Inc. to assist CFL in its opposition against the Proposed Sprint-Clearwire Merger (the “DF King Engagement”). On March 20, 2013, CFL issued a press release (the “March 20 Press Release”) in which it announced the DF King Engagement and the Demand Letter. On the same date, the Reporting Persons filed an Amendment No. 4 to the Schedule 13D related to the DF King Engagement, the Demand Letter and the March 20 Press Release, disclosing a beneficial ownership of approximately 8.2% of Class A Common Stock.

On April 3, 2013, CFL sent a letter to the Clearwire Board (the “April 3 Board Letter”) and issued a press release (the “April 3 Press Release”) related thereto. In the April 3 Board Letter and the April 3 Press Release, CFL proposed to provide to Clearwire $240 million in financing through a convertible debt facility (the “Proposed Crest Financing”) as an alternative to the financing available under the Note Purchase Agreement dated as of December 17, 2012, as amended from time to time, by and among Clearwire, Clearwire Communications, LLC, Clearwire Finance, Inc. and Sprint (the “Sprint Note Purchase Agreement”). The next day, on April 4, 2013, Crest filed a Schedule 14A (as Soliciting Material under §240.14a-12) related to the April 3 Board Letter and the April 3 Press Release. On the same date, the Reporting Persons filed an Amendment No. 5 to the Schedule 13D related to the April 3 Board Letter and the April 3 Press Release, disclosing a beneficial ownership of approximately 8.25% of Class A Common Stock. On April 8, 2013, Vinson & Elkins L.L.P. (“V&E”), outside counsel to CFL, placed a telephone call to Simpson Thacher & Bartlett LLP (“Simpson Thacher”), outside counsel to the Special Committee of Clearwire, and left a voicemail with an offer to discuss the Proposed Crest Financing. The next day, on April 9, 2013, Simpson Thacher responded to V&E and acknowledged receipt of the April 3 Board Letter on behalf of the Special Committee of Clearwire. There was no further communication between Clearwire and CFL or their counsel regarding the Proposed Crest Financing. According to the Clearwire Proxy Statement, on April 8, 2013, Clearwire sent a letter to Sprint requesting that Sprint consent to the Proposed Crest Financing, and, on April 10, 2013, Sprint refused to give such consent. However, CFL never received a response from the Clearwire Board regarding the Proposed Crest Financing.

On April 8, 2013, CFL issued a press release (the “April 8 Press Release”). In the April 8 Press Release, CFL reported the findings of a new study on the value of Clearwire’s spectrum assets commissioned by CFL and prepared by former FCC commissioner Dr. Harold Furchtgott-Roth (the “Supplemental Furchtgott-Roth Report”). The Supplemental Furchtgott-Roth Report was submitted to the FCC by CFL on April 8, 2013. On the same date, Crest filed a Schedule 14A (as Soliciting Material under §240.14a-12) related to the Supplemental

Furchtgott-Roth Report and the April 8 Press Release. The next day, on April 9, 2013, the Reporting Persons filed an Amendment No. 6 to the Schedule 13D related to the Supplemental Furchtgott-Roth Report and the April 8 Press Release, disclosing a beneficial ownership of approximately 8.25% of Class A Common Stock.

On April 10, 2013, CFL issued a press release (the “April 10 Press Release”). In the April 10 Press Release, CFL announced that Crest had filed a preliminary proxy statement in connection with the Special Meeting. On the same date, Crest filed a Schedule 14A (as Soliciting Material under §240.14a-12) related to the April 10 Press Release. The next day, on April 11, 2013, the Reporting Persons filed an Amendment No. 7 to the Schedule 13D related to the filing of the preliminary proxy statement and the April 10 Press Release, disclosing a beneficial ownership of approximately 8.25% of Class A Common Stock.

On April 19, 2013, CFL sent a letter to the FCC (the “FCC Letter”), asking the FCC to reconsider its pro forma approval of the purchase by Sprint of the Clearwire shares of Eagle River Investment, LLC in October 2012. On April 22, 2013, CFL issued a press release related to the FCC Letter (the “April 22 Press Release”). On the same date, Crest filed a Schedule 14A (as Soliciting Material under §240.14a-12) related to the FCC Letter and the April 22 Press Release.

On April 23, 2013, CFL sent a letter to the Clearwire Board (the “April 23 Board Letter”) and issued a press release (the “April 23 Press Release”) related thereto. In the April 23 Board Letter and the April 23 Press Release, CFL urged the Clearwire Board to act in the best interests of all stockholders of Clearwire and meet its fiduciary duties. On the same date, Crest filed a Schedule 14A (as Soliciting Material under §240.14a-12) related to the April 23 Board Letter and the April 23 Press Release. On the same date, the Reporting Persons filed an Amendment No. 8 to the Schedule 13D related to the FCC Letter, the April 22 Press Release, the April 23 Board Letter and the April 23 Press Release, disclosing a beneficial ownership of approximately 8.25% of Class A Common Stock.

REASONS TO VOTE “AGAINST” THE CLEARWIRE SPECIAL MEETING PROPOSALS

Crest is soliciting proxies from holders of shares of Clearwire Common Stock in opposition to the Proposed Sprint-Clearwire Merger and specifically “AGAINST” each of the Clearwire Special Meeting Proposals.

Merger Agreement Proposal. Crest opposes the Proposed Sprint-Clearwire Merger because Crest believes that it would be better for Clearwire to remain a stand-alone company and explore alternative transactions. This opinion is based upon the following factors:

•	Crest believes that the merger consideration of $2.97 in cash per share (the “Merger Consideration”) being offered to Clearwire stockholders in the Proposed Sprint-Clearwire Merger significantly undervalues Clearwire and does not compensate fairly the holders of Clearwire Common Stock:

•	The valuations of the financial advisors of the Clearwire Board, Evercore Group, L.L.C. (“Evercore”), and of its Special Committee, Centerview Partners LLC (“Centerview”), suggested that the implied equity value of Clearwire could be significantly higher than the $2.97 offered by Sprint. According to the Clearwire Proxy Statement, Evercore and Centerview prepared, among other things, discounted cash flow analyses for two sets of projections provided by Clearwire’s management. One set of projections, which each of these advisors referred to as the SCC, was based on the assumption that Sprint will continue to be Clearwire’s only primary wholesale customer. The other set of projections, which each of these advisors referred to as the MCC, was based on the assumption that Clearwire will be able to source additional large wholesale customers in addition to Sprint. These analyses resulted in an implied equity value range of approximately $(1.88) to $1.39 per share based on the SCC and $4.14 to $11.30 per share based on the MCC according to Evercore and $(2.23) to $0.76 per share based on the SCC and $3.45 to $15.50 per share based on the MCC according to Centerview. In addition, Evercore and Centerview conducted a selected precedent spectrum transactions analysis, which arrived at an implied equity value of $1.53 to $4.52 per share (according to Evercore) and $1.90 to $4.35 per share (according to Centerview). Other various financial analyses performed by Evercore and Centerview resulted in ranges of an implied equity value of $(0.82) to $2.95 per share (according to Evercore) and $1.70 to $3.30 per share (according to Centerview). For more information regarding the financial analyses performed by Evercore and Centerview, please see “Special Factors—Opinion of Financial Advisor to the Special Committee” and “Special Factors—Opinion of Financial Advisor to the Board of Directors” in the Clearwire Proxy Statement.

•	Crest’s belief that the Merger Consideration is inadequate was confirmed by the Furchtgott-Roth Report, a study commissioned by CFL and prepared by former FCC commissioner Dr. Harold Furchtgott-Roth and the Analysis Group. Based on a review of recent transactions, the study found that impaired spectrum was sold in the range of $0.21 to $0.50 per MHz-POP and unimpaired spectrum was sold for at least $0.55 per MHz-POP. By contrast, according to the Clearwire Proxy Statement, Sprint’s offer of $2.97 per share imputes a spectrum value of only $0.21 per MHz-POP to Clearwire’s 2.5 GHz licenses. The Furchtgott-Roth Report’s finding on impaired spectrum was based on a review of the following transactions: Harbinger-SkyTerra; DISH-DBSD and TerreStar; and AT&T-NextWave. The study’s finding on unimpaired spectrum was based on a review of Advanced Wireless Services transactions and 700 MHz transactions. Furthermore, the Furchtgott-Roth Report disagrees with the suggestion in the Clearwire Proxy Statement that Sprint’s $2.97 per share offer imputes a spectrum value of $0.21 per MHz-POP. Pursuant to the study, Sprint’s offer represents a spectrum price of only $0.11 per MHz-POP because Sprint ascribes all value to spectrum and disregards Clearwire’s non-spectrum assets and it includes lease values in calculating Clearwire’s enterprise value. Applying reasonable assumptions to the MCC scenarios that each of Centerview and Evercore analyzed, the Furchtgott-Roth Report arrived at a valuation of Clearwire between $9.54 and $15.50 per share. These share price values correspond to spectrum prices between $0.31 and $0.50 per MHz-POP.

•	A second study commissioned by CFL, the IAE Report, determined that, based on comparable recent transactions and broadband market conditions, an appropriate range for the value of Clearwire’s spectrum would be between $0.40 and $0.70 per MHz-POP. By contrast, according to the Clearwire Proxy Statement, Sprint’s offer of $2.97 per share imputes a spectrum value of only $0.21 per MHz-POP to Clearwire’s 2.5 GHz licenses. The IAE Report arrived at its conclusions by analyzing the precedent spectrum transactions identified in presentations given by Evercore and Centerview to the Clearwire Board and to the Special Committee of Clearwire Board, respectively, as described in the Clearwire Proxy Statement.

•	As an alternative to the Proposed Sprint-Clearwire Merger, Clearwire could pursue the sale of excess spectrum. According to its public disclosures, such as the February 2011 investor presentation on Clearwire’s website, Clearwire possesses 160 MHz of spectrum. Clearwire has stated that this is more than required for a full build-out of Clearwire’s networks (see Clearwire Q4 2011 Earnings Call Transcript (Feb. 15, 2012)). According to the Clearwire Proxy Statement, Clearwire received several proposals to sell excess spectrum in the past. DISH Network Corporation (“DISH”) presented Clearwire with a proposal that included the purchase of approximately 24% of Clearwire’s total spectrum for $2.2 billion. And the Clearwire Proxy Statement disclosed that Verizon Communications Inc. (“Verizon”) offered to acquire from Clearwire spectrum leases covering 5 billion MHz-POP at a gross price of approximately $1.0 to $1.5 billion. A sale of excess spectrum to DISH, Verizon or another interested party would provide immediate liquidity to Clearwire and would thus enable Clearwire to implement its multi-customer business strategy that is reflected in the MCC analysis presented by Evercore and Centerview to the Clearwire Board and to the Special Committee of the Clearwire Board, respectively.

Other Clearwire Special Meeting Proposals. Crest believes that the other Clearwire Special Meeting Proposals are a group of related proposals whose purpose is to facilitate, or which are conditioned upon the completion of, the Proposed Sprint-Clearwire Merger, which Crest opposes in its present form. In particular:

Charter Amendment Proposal and NASDAQ Authorization Proposal. Pursuant to the Clearwire Proxy Statement, Clearwire requests approval of the Charter Amendment Proposal and the NASDAQ Approval Proposal in order to request the full amount of available financing provided by Sprint pursuant to the Sprint Note Purchase Agreement. Crest believes that the purpose of the Sprint Note Purchase Agreement is to facilitate the Proposed Sprint-Clearwire Merger. Although Crest continues to be in favor of Clearwire raising additional equity financing, any issuance of equity should benefit all stockholders of Clearwire – and not only Sprint, who is the primary beneficiary of the Sprint Notes.

Golden Parachute Proposal. While the Golden Parachute Proposal is non-binding and advisory, and need not be approved for the Proposed Sprint-Clearwire Merger to be completed, Crest believes that the purpose of the proposal is to demonstrate stockholder support for compensation that would be paid to Clearwire management in connection with the Proposed Sprint-Clearwire Merger. Therefore, this proposal should not be approved if stockholders oppose the Proposed Sprint-Clearwire Merger.

Adjournment Proposal. Crest opposes the Adjournment Proposal because Crest believes that Clearwire should not have additional time to solicit proxies to vote for the other Clearwire Special Meeting Proposals if it is unable to obtain the necessary votes by the date of the Special Meeting, which will be scheduled by Clearwire.

Given the reasons described above, Crest believes that Clearwire stockholders would be better off if each of the Clearwire Special Meeting Proposals were voted down. In our opinion, Clearwire’s corporate governance must improve. A vote “AGAINST” each of the Clearwire Special Meeting Proposals would send a firm message to the Clearwire Board and Sprint that Clearwire must pursue a business strategy that creates value for all Clearwire stockholders – not just Sprint.

Use your GOLD proxy card to vote “AGAINST” the Proposed Sprint-Clearwire Merger by voting “AGAINST” each of the Clearwire Special Meeting Proposals.

CERTAIN INFORMATION REGARDING THE PROPOSED SPRINT-CLEARWIRE MERGER

At the Special Meeting, Clearwire stockholders of record at the close of business on the Record Date will be voting on, among other things, whether to adopt the Merger Agreement. According to the Clearwire Proxy Statement, in the Proposed Sprint-Clearwire Merger, each issued and outstanding share of Class A Common Stock (other than these shares held by Sprint, SoftBank, any of their respective affiliates and any stockholders who properly exercise their appraisal rights under Delaware Law) will be converted into the right to receive the Merger Consideration.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, as well as any amendment thereto, a copy of which is included as Annex A to the Clearwire Proxy Statement. The Proposed Sprint-Clearwire Merger and each of the Clearwire Special Meeting Proposals are described in further detail in the Clearwire Proxy Statement which is available at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THIS SOLICITATION OF PROXIES

CFL and CIC are participants in this solicitation of proxies for the Special Meeting. Certain other individuals identified in Annex A to this Proxy Statement may also be deemed to be participants in such solicitation. Information concerning CFL and CIC and other persons who may be deemed to be participants in this solicitation of proxies for the Special Meeting is set forth in Annex A to this Proxy Statement and is incorporated into this Proxy Statement by reference.

OTHER PROPOSALS

Other than as set forth above, Crest is not currently aware of any other proposals to be brought before the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the GOLD proxy card will vote on such proposals in their discretion (provided, however, that such persons named on the GOLD proxy card will be permitted to use such discretionary authority only for matters which they do not know, a reasonable time before the solicitation, are to be presented at the Special Meeting).

VOTING PROCEDURES

To vote “AGAINST” each of the Clearwire Special Meeting Proposals, please sign and date the enclosed GOLD proxy card and return it to D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, in the enclosed postage-paid envelope. Submitting a proxy will not affect your right to attend the Special Meeting and vote in person.

Q.	When and where is the Special Meeting?

A.	The Special Meeting will be held on May 21, 2013, at 10:30 a.m., Pacific Daylight Time at Highland Center, 14224 Bel-Red Road, Bellevue, WA 98007.

Q.	What am I being asked to vote on at the Special Meeting?

A.	You are being asked to consider and vote on the following proposals:

•	to adopt the Merger Agreement, which we refer to as the Merger Agreement Proposal;

•

to amend Clearwire’s Certificate of Incorporation to (a) increase Clearwire’s authorized shares of Class A Common Stock by 1,019,162,522 shares, which we refer to as the Class A Common Stock Charter Amendment Proposal and (b) increase Clearwire’s authorized shares of Class B Common Stock by 1,019,162,522 shares, which we refer to as the Class B Common Stock Charter Amendment

Proposal and collectively with the Class A Common Stock Charter Amendment Proposal as the Charter Amendment Proposal. The approval of both the Class A Common Stock Charter Amendment Proposal and the Class B Common Stock Charter Amendment Proposal is required to approve the adoption of the Charter Amendment Proposal. Each of the proposals comprising the Charter Amendment Proposal is cross-conditioned upon the approval by the required number of holders of the outstanding shares of Clearwire Common Stock of the other proposal comprising the Charter Amendment Proposal. Neither the Class A Common Stock Charter Amendment Proposal nor the Class B Common Stock Charter Amendment Proposal will be deemed approved unless both of them are approved;

•

to authorize the issuance of (a) Class A Common Stock, which we refer to as the Class A Common Stock NASDAQ Authorization Proposal, and (b) Class B Common Stock, which we refer to as the Class B Common Stock NASDAQ Authorization Proposal, that may be issued upon (i) exchange of the Sprint Notes or (ii) with respect to the Class A Common Stock, upon exchange of the Class B Common Stock (and the corresponding Class B Units), issued upon exchange of the Sprint Notes in accordance with Rule 5635(d) of the NASDAQ Listing Rules, which we refer to collectively as the NASDAQ Authorization Proposal. The approval of both the Class A Common Stock NASDAQ Authorization Proposal and the Class B Common Stock NASDAQ Authorization Proposal is required to approve the adoption of the NASDAQ Authorization Proposal. Each of the proposals comprising the NASDAQ Authorization Proposal is cross-conditioned upon the approval by the required number of holders of the outstanding shares of Clearwire Common Stock of the other proposal comprising the NASDAQ Authorization Proposal. Neither the Class A Common Stock NASDAQ Authorization Proposal nor the Class B Common Stock NASDAQ Authorization Proposal will be deemed approved unless both of them are approved;

•

to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the Merger Agreement Proposal, the Charter Amendment Proposal or the NASDAQ Authorization Proposal, which we refer to as the Adjournment Proposal; and

•	to approve, by non-binding, advisory vote, certain compensation arrangements for Clearwire’s named executive officers in connection with the merger, which we refer to as the Golden Parachute Proposal.

Q.	What vote is required for Clearwire’s stockholders to approve the Merger Agreement Proposal?

A.	Pursuant to the terms of the Merger Agreement, the approval of the Merger Agreement Proposal requires the affirmative vote of the holders of at least 75% of the outstanding shares of Clearwire Common Stock entitled to vote thereon, voting as a single class, and the holders of at least a majority of the outstanding shares of Clearwire Common Stock not held by Sprint, SoftBank or any of their respective affiliates, voting as a single class.

Because this vote is based upon the total number of outstanding shares of Clearwire Common Stock, failing to submit a proxy or to vote in person at the Special Meeting, abstaining from the vote or failing to provide your bank, broker or other nominee with instructions as to how to vote your shares will each have the same effect as a vote cast against the Merger Agreement Proposal.

Approval of the Merger Agreement Proposal is independent of approval of the Charter Amendment Proposal, and each of these approvals is also independent of approval of the NASDAQ Authorization Proposal.

Q.	What vote is required for Clearwire’s stockholders to approve the Charter Amendment Proposal?

A.	Pursuant to the terms of the Merger Agreement and the Sprint Note Purchase Agreement, the approval of the Charter Amendment Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Clearwire Common Stock entitled to vote thereon, voting as a single class, and the holders of at least a majority of the outstanding shares of Clearwire Common Stock not held by Sprint, SoftBank or any of their respective affiliates, voting as a single class.

Because this vote is based upon the total number of outstanding shares of Clearwire Common Stock, failing to submit a proxy or to vote in person at the Special Meeting, abstaining from the vote or failing to provide your bank, broker or other nominee with instructions as to how to vote your shares will each have the same effect as a vote cast against the Charter Amendment Proposal. The approval of both the Class A Common Stock Charter Amendment Proposal and the Class B Common Stock Charter Amendment Proposal is required to approve the adoption of the Charter Amendment Proposal. Each of the proposals comprising the Charter Amendment Proposal is cross-conditioned upon the approval by the required number of holders of the outstanding shares of Clearwire Common Stock of the other proposal comprising the Charter Amendment Proposal. Neither the Class A Common Stock Charter Amendment Proposal nor the Class B Common Stock Charter Amendment Proposal will be deemed approved unless both of them are approved.

Approval of the Charter Amendment Proposal is independent of approval of the Merger Agreement Proposal, and each of these approvals is also independent of approval of the NASDAQ Authorization Proposal.

Q.	What vote is required for Clearwire’s stockholders to approve the NASDAQ Authorization Proposal?

A.	Pursuant to the terms of the Merger Agreement and the Sprint Note Purchase Agreement, the approval of the NASDAQ Authorization Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Clearwire Common Stock entitled to vote thereon, voting as a single class, and the holders of at least a majority of the outstanding shares of Clearwire Common Stock not held by Sprint, SoftBank or any of their respective affiliates, voting as a single class.

Because this vote is based upon the total number of outstanding shares of Clearwire Common Stock, failing to submit a proxy or to vote in person at the Special Meeting, abstaining from the vote or failing to provide your bank, broker or other nominee with instructions as to how to vote your shares will each have the same effect as a vote cast against the NASDAQ Authorization Proposal. The approval of both the Class A Common Stock NASDAQ Authorization Proposal and the Class B Common Stock NASDAQ Authorization Proposal is required to approve the adoption of the NASDAQ Authorization Proposal. Each of the proposals comprising the NASDAQ Authorization Proposal is cross-conditioned upon the approval by the required number of holders of the outstanding shares of Clearwire Common Stock of the other proposal comprising the NASDAQ Authorization Proposal. Neither the Class A Common Stock NASDAQ Authorization Proposal nor the Class B Common Stock NASDAQ Authorization Proposal will be deemed approved unless both of them are approved.

Approval of the NASDAQ Authorization Proposal is independent of approval of the Merger Agreement Proposal, and each of these approvals is also independent of approval of the Charter Amendment Proposal.

Q.	What vote is required for Clearwire’s stockholders to approve the Adjournment Proposal?

A.	Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of Clearwire Common Stock present in person or represented by proxy and entitled to vote thereon at the Special Meeting, whether or not a quorum is present.

Because this vote is based upon the total number of outstanding shares of Clearwire Common Stock present in person or represented by proxy and entitled to vote thereon at the Special Meeting, whether or not a quorum is present, failing to vote will not have any effect on the Adjournment Proposal. Abstaining from the vote, however, will have the same effect as a vote cast against the Adjournment Proposal.

Q.	What vote is required for Clearwire’s stockholders to approve the Golden Parachute Proposal?

A.	Approval of the Golden Parachute Proposal requires the affirmative vote of the holders of a majority of the shares of Clearwire Common Stock present in person or represented by proxy and entitled to vote thereon at the Special Meeting.

Because this vote is based upon the total number of outstanding shares of Clearwire Common Stock present in person or represented by proxy and entitled to vote thereon at the Special Meeting failing to vote will not have any effect on the Golden Parachute Proposal. Abstaining from the vote, however, will have the same effect as a vote cast against the proposal.

Q.	Who can vote at the Special Meeting?

A.	Stockholders of record as of the close of business on April 2, 2013, the Record Date for the Special Meeting, are entitled to receive notice of, and to vote at, the Special Meeting. Each record holder of shares of Clearwire Common Stock as of the Record Date is entitled to cast one vote on each matter properly brought before the Special Meeting for each share of Clearwire Common Stock that such holder owns as of the Record Date.

Q.	What is a quorum?

A.	A majority of the shares of Clearwire Common Stock outstanding at the close of business on the Record Date and entitled to vote, present in person or represented by proxy, at the Special Meeting constitutes a quorum for the purposes of the Special Meeting. Abstentions and broker non-votes, if any, are counted as present for the purpose of establishing a quorum.

Q.	How do I vote?

A.	If you are a stockholder of record as of the Record Date, you may vote your shares on matters presented at the Special Meeting in any of the following ways:

•	in person—you may attend the Special Meeting and cast your vote there; or

•	by proxy—by signing, dating and returning the enclosed GOLD proxy card in the accompanying prepaid reply envelope.

If you are a beneficial owner of Clearwire Common Stock as of the Record Date, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the Special Meeting, you must have a legal proxy from your bank, brokerage firm or other nominee. The control number located on your proxy card is designed to verify your identity and allow you to vote your shares of Clearwire Common Stock, and to confirm that your voting instructions have been properly recorded when submitting a proxy over the Internet or by telephone.

Q.	What is the difference between being a “stockholder of record” and a “beneficial owner”?

A.	If your shares of Clearwire Common Stock are registered directly in your name with Clearwire’s transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares of Clearwire Common Stock, the “stockholder of record.” In that case, this proxy statement, and your proxy card, have been sent directly to you by Crest.

If your shares of Clearwire Common Stock are held through a bank, brokerage firm or other nominee, you are considered the “beneficial owner” of shares of Clearwire Common Stock held in “street name.” In that case, this proxy statement has been forwarded to you by your bank, brokerage firm or other nominee which may be, with respect to those shares of Clearwire Common Stock, the stockholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee as to how to vote your shares of Clearwire Common Stock by following their instructions for voting.

Q.	If my shares of Clearwire Common Stock are held in street name by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee vote my shares of Clearwire Common Stock for me?

A.	Your bank, brokerage firm or other nominee will only be permitted to vote your shares of Clearwire Common Stock if you instruct your bank, brokerage firm or other nominee as to how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of Clearwire Common Stock. If you do not instruct your bank, brokerage firm or other nominee as to how to vote your shares of Clearwire Common Stock, your shares of Clearwire Common Stock will not be voted and it will have the same effect as a vote cast against the Merger Agreement Proposal, the Charter Amendment Proposal and the NASDAQ Authorization Proposal and will not have any effect on the Adjournment Proposal or the Golden Parachute Proposal.

Q.	What is a proxy?

A.	A proxy is your legal designation of another person to vote your shares of Clearwire Common Stock. This written document describing the matters to be considered and voted on at the Special Meeting is called a proxy statement. The document used to designate a proxy to vote your shares of stock is called a proxy card.

Q.	If a stockholder gives a proxy, how are the shares of Clearwire Common Stock voted?

A.	Regardless of the method you choose to submit a proxy, the individuals named on the enclosed GOLD proxy card will vote your shares of Clearwire Common Stock in the way that you indicate. When completing the enclosed GOLD proxy card, you may specify whether your shares of Clearwire Common Stock should be voted “FOR” or “AGAINST,” or to “ABSTAIN” from voting on, all, some or none of the specific items of business to come before the Special Meeting.

If you properly sign the enclosed GOLD proxy card but do not mark the boxes indicating how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted “AGAINST” the Merger Agreement Proposal, “AGAINST” the Charter Amendment Proposal, “AGAINST” the NASDAQ Authorization Proposal, “AGAINST” the Adjournment Proposal and “AGAINST” the Golden Parachute Proposal.

Q.	What should I do if I receive a WHITE proxy card from Clearwire?

A.	If you submit a proxy to us by signing and returning the enclosed GOLD proxy card, do not sign or return any WHITE proxy card or follow any voting instructions provided by Clearwire unless you intend to change your vote, because only your latest-dated proxy will be counted. If you have already sent a WHITE proxy card to Clearwire and voted in favor of the Clearwire Special Meeting Proposals, you may revoke it and vote against the Clearwire Special Meeting Proposals simply by signing, dating and returning the enclosed GOLD proxy card.

Q.	Can I change or revoke my vote?

A.	Yes. You have the right to revoke a proxy at any time before it is exercised by

(1) submitting another proxy at a later date through any of the methods available to you, including by signing, dating and returning the enclosed GOLD proxy card, or

(2) delivering a written revocation to (a) D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, or (b) the Corporate Secretary of Clearwire, which must be filed with the Corporate Secretary of Clearwire by the time the Special Meeting begins, or

(3) attending the Special Meeting and voting in person.

If your shares of Clearwire Common Stock are held in street name by your bank, broker or other nominee, please refer to the information forwarded by your bank, broker or other nominee for procedures on changing or revoking your proxy.

Q.	What happens if I do not vote or submit a proxy card, or do not instruct my bank, broker or other nominee as to how to vote, or abstain from voting?

A.	If you fail to vote, either in person or by proxy, or fail to instruct your bank, broker or other nominee as to how to vote, it will have the same effect as a vote cast against the Merger Agreement Proposal, the Charter Amendment Proposal and the NASDAQ Authorization Proposal.

If you fail to vote, either in person or by proxy, or fail to instruct your bank, broker or other nominee as to how to vote, it will not have any effect on the Adjournment Proposal or the Golden Parachute Proposal.

If you abstain from voting it will have the same effect as a vote cast against all the proposals.

Q.	What do I do if I receive more than one proxy or set of voting instructions?

A.	If you hold shares of Clearwire Common Stock in street name, or through more than one bank, brokerage firm or other nominee, and also directly as a record holder or otherwise, you may receive more than one proxy or set of voting instructions relating to the Special Meeting. These should each be executed and returned separately in accordance with the instructions provided in this proxy statement in order to ensure that all of your shares of Clearwire Common Stock are voted.

Q.	What happens if I sell my shares of Clearwire’s Common Stock before the Special Meeting?

A.	The Record Date for stockholders entitled to vote at the Special Meeting is prior to both the date of the Special Meeting and the consummation of the Proposed Sprint-Clearwire Merger. If you transferred your shares of Clearwire Common Stock before the Record Date, you will not be entitled to vote at the Special Meeting and will not be entitled to receive the Merger Consideration. If you transfer your shares of Clearwire Common Stock after the Record Date but before the Special Meeting you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to receive the Merger Consideration to the person to whom you transfer your shares. Unless special arrangements are made, the person to whom you transfer your shares of Clearwire Common Stock after the Record Date will not have a right to vote those shares at the Special Meeting.

Q.	Who will solicit and pay the cost of soliciting proxies?

A.	Crest has engaged DF King & Co., Inc. (“D.F. King”) to assist in the solicitation of proxies for the Special Meeting. Crest has agreed to pay DF King a fee not to exceed $150,000. Crest has also agreed to reimburse DF King for all documented expenses and to indemnify DF King against certain losses, claims, damages, liabilities and out-of-pocket expenses. For more information regarding Crest’s arrangement with DF King, please see “Solicitation of Proxies.” Crest also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Clearwire Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Clearwire Common Stock and in obtaining voting instructions from those owners. The officers and employees of Crest may also solicit proxies by telephone, by facsimile, by mail, over the Internet or in person. They will not be paid any additional amounts for soliciting proxies. The entire expense of soliciting proxies for the Special Meeting by or on behalf of Crest is being borne by Crest. Crest will not seek reimbursement of the cost of the solicitation from Clearwire

Q.	What do I need to do now?

A.

Even if you plan to attend the Special Meeting, after carefully reading and considering the information contained in this proxy statement, please submit your GOLD proxy card promptly to ensure that your shares are represented at the Special Meeting. If you hold your shares of Clearwire Common Stock in your own name as the stockholder of record, please submit your proxy for your shares of Clearwire Common Stock by completing, signing, dating and returning the enclosed GOLD proxy card in the accompanying prepaid reply envelope. If you decide to attend the Special Meeting and vote in person, your vote by ballot at the Special Meeting will revoke any proxy previously submitted. If you are a beneficial owner of shares of Clearwire Common Stock, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you.

Q.	Am I entitled to exercise appraisal rights under the Delaware General Corporation Law (the “DGCL”) instead of receiving the Merger Consideration for my shares of Class A Common Stock?

A.	Yes. As a holder of Class A Common Stock, you are entitled to appraisal rights under the DGCL with respect to any or all of your shares of Class A Common Stock in connection with the Proposed Sprint-Clearwire Merger if you take certain actions and meet certain conditions. See “Appraisal Rights.”

Q.	Who can help answer my other questions?

A.	If you have additional questions about the Merger, need assistance in submitting your proxy or voting your shares of Clearwire Common Stock, or need additional copies of the proxy statement or the enclosed GOLD proxy card, please contact:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Toll Free: 1-800-949-2583

APPRAISAL RIGHTS

Under the DGCL, if you do not wish to accept the Merger Consideration provided for in the Merger Agreement and the Proposed Sprint-Clearwire Merger is consummated, you have the right to seek appraisal of your shares of Class A Common Stock and to receive payment in cash for the fair value of your Class A Common Stock. Stockholders who elect to exercise appraisal rights must vote “AGAINST” the Merger Agreement Proposal and must comply strictly with the provisions of Section 262 of the DGCL. For a full discussion of your appraisal rights under the DGCL, please see “Appraisal Rights” in the Clearwire Proxy Statement.

SOLICITATION OF PROXIES

Proxies will be solicited by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person. Officers and certain employees of members of Crest may assist in the solicitation of proxies without any additional remuneration.

Crest has retained DF King for solicitation and advisory services in connection with solicitations relating to the Special Meeting. Crest has agreed to pay DF King a fee not to exceed $150,000. Crest has also agreed to reimburse DF King for all documented expenses and to indemnify DF King against certain losses, claims, damages, liabilities and out-of-pocket expenses. DF King will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that approximately 50 people will be employed by DF King in connection with the solicitation of proxies for the Special Meeting.

Crest may reimburse banks, brokers, custodians or other record holders for their reasonable out-of-pocket expenses incurred in connection with forwarding, at Crest’s request, all materials related to this solicitation of proxies to the beneficial owners of shares of Clearwire Common Stock they hold of record.

The entire expense of soliciting proxies for the Special Meeting by or on behalf of Crest is being borne by Crest. Crest will not seek reimbursement of the cost of the solicitation from Clearwire

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a GOLD proxy card, please contact DF King at the address or phone number specified above.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Proxy Statement, and the documents referred to or incorporated by reference into this Proxy Statement, are “forward-looking statements” including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology. Important factors that could cause actual results to differ materially from the expectations set forth in this Proxy Statement include, among other things, the factors identified under the section entitled “Risk Factors” in Clearwire’s Annual Report on Form 10-K for the year ended December 31, 2012 and under the section entitled “Considerations Relating to the Merger; Certain Effects on the Company if the Merger is not Completed” in the Clearwire Proxy Statement. Such forward-looking statements should therefore be construed in light of such factors, and Crest is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NOTICE OF INTERNET AVAILABILITY

Important Notice Regarding the Availability of Proxy Materials

for the Special Meeting of Stockholders To Be Held on May 21, 2013

The Proxy Statement, as well as all other proxy materials distributed by Crest, are available free of charge online at www.dfking.com/clwr.

OTHER INFORMATION

The information concerning Clearwire and the Proposed Sprint-Clearwire Merger contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although Crest has no knowledge that would indicate that statements relating to Clearwire or the Proposed Sprint-Clearwire Merger contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date it has not had access to the full books and records of Clearwire, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements.

Pursuant to Rule 14a-5 promulgated under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), reference is made to the Clearwire Proxy Statement for information concerning the Merger Agreement and related documents (including the Sprint Note Purchase Agreement), the Proposed Sprint-Clearwire Merger, financial information regarding Clearwire, the Clearwire Special Meeting Proposals, shares of Clearwire Common Stock, the beneficial ownership of shares of Clearwire Common Stock by the principal holders thereof, appraisal rights of holders of Clearwire Common Stock, other information concerning Clearwire’s management and certain other matters regarding Clearwire and the Special Meeting. Crest assumes no responsibility for the accuracy or completeness of any such information.

INFORMATION REGARDING CLEARWIRE

The principal executive offices of Clearwire are located at 1475 120th Avenue Northeast, Bellevue, Washington, 98005. You can find additional business and financial information about Clearwire in reports and documents previously filed with the SEC. Such information is available to you without charge at the SEC’s website at http://www.sec.gov. In addition, according to Clearwire, you may also obtain these reports and documents, without charge, on Clearwire’ website at www.clearwire.com under the “Investors Relations” page.

FUTURE STOCKHOLDER PROPOSALS

According to the Clearwire Proxy Statement, the 2013 annual meeting of stockholders of Clearwire has been indefinitely postponed. However, if the Proposed Sprint-Clearwire Merger is not completed, or if Clearwire is otherwise required to do so under applicable law, Clearwire will hold a 2013 annual meeting of stockholders.

The following description of the requirements for submitting stockholder proposals for the 2013 annual meeting of stockholders has been taken from the Clearwire Proxy Statement:

Stockholder proposals for the 2013 annual meeting must be received at Clearwire’s principal executive offices by April 15, 2013, and must otherwise comply with the SEC’s rules, to be considered for inclusion in Clearwire’s proxy materials relating to Clearwire’s 2013 annual meeting.

If you intend to present a proposal at the 2013 annual meeting, or if you want to nominate one or more directors, you must give timely notice thereof in writing to the Secretary at the address below. The Secretary must receive this notice no earlier than March 18, 2013 and no later than April 15, 2013.

Notice of a proposal must include, as to each matter, (i) a brief description of the business desired to be brought before the annual meeting, (ii) your name and address, as they appear on Clearwire’s books, (iii) the class and number of shares of Clearwire Common Stock which you own beneficially or of record, (iv) the class and number of shares of Derivative Securities (as defined below) of Clearwire which you own beneficially or of record and (v) any material interest you may have in such business.

Notice of a nomination must include:

(i) as to each person whom you propose to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of Clearwire Common Stock which are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act; and

(ii) (A) your name and address, as they appear on Clearwire’s books, (B) the class or series and number of shares of Clearwire Common Stock which you own beneficially or of record, (C) the class or series and number of options, warrants, puts, calls, convertible securities, stock appreciation rights or similar rights, obligations or commitments with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares or other securities of Clearwire or with a value derived in whole or in part from the value of any class or series of shares or other securities of Clearwire, whether or not such instrument, right, obligation or commitment will be subject to settlement in the underlying class or series of shares or other securities of Clearwire, which we refer to as Derivative Securities, which you own beneficially or of record, (D) a description of all arrangements or understandings between you and each proposed nominee and any other person or persons pursuant to which your nominations are to be made, (E) a representation that you intend to appear in person or by proxy at the meeting to nominate the persons named in your notice, and (F) any other information relating to you that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act.

Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

You may contact the Secretary at Clearwire’s principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates. Clearwire’s bylaws are also available in the Investor Relations section of Clearwire’s website at www.clearwire.com.

Proponents must submit notices of proposals and nominations in writing to the following address:

Secretary, Clearwire Corporation, 1475 120th Avenue Northeast, Bellevue, Washington 98005

The Secretary will forward the notices of proposals and nominations to the Nominating and Governance Committee for consideration.

DRIVING DIRECTIONS

Directions to the Highland Center

Address:

The Highland Center, 14224 Bel-Red Road, Bellevue, WA 98007

By Car:

From I-405:

•	Take NE 8th Street east exit.
•	Turn left on 140th Avenue NE.
•	Turn right on NE Bel-Red Road.
•	Turn left on NE 20th Street.
•	The Highland Center will be on your left

ANNEX A

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THIS SOLICITATION OF PROXIES

CFL and CIC are participants in this solicitation of proxies for the Special Meeting. In addition, the following persons may also be deemed to be participants in this solicitation of proxies for the Special Meeting (such persons, together with CFL and CIC, the “Crest Participants”): the Jamal and Rania Daniel Revocable Trust (the “Jamal and Rania Daniel Trust”), Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC (“DTN LNG”), DTN Investments, LLC (“DTN Investments”), the Daria Daniel 2003 Trust (the “Daria Daniel Trust”), the Thalia Daniel 2003 Trust (the “Thalia Daniel Trust”), the Naia Daniel 2003 Trust (the “Naia Daniel Trust”), Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust (the “Halim Daniel Trust”), Mr. Michael Wheaton, Mr. Halim Daniel, Uniteg Holding SA (“Uniteg”) and Crest Switzerland, LLC (“Crest Switzerland”).

Principal Businesses of the Crest Participants

CFL is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities. The general partner of CFL is CIC, which owns a 1% interest in CFL. The sole limited partner of CFL is the Jamal and Rania Daniel Trust, which owns the remaining 99% interest in CFL.

CIC is a corporation under the laws of the State of Texas. Its principal business is investing in securities and serving as the general partner of CFL. The sole stockholder of CIC is the Jamal and Rania Daniel Trust, which owns a 100% interest in CIC.

The Jamal and Rania Daniel Trust is a revocable trust under the laws of the State of Texas. Its trustee is Mr. Daniel. Its grantors are Mr. Jamal Daniel and Mrs. Rania Daniel, who have joint power to revoke the trust.

Mr. Jamal Daniel is a citizen of the United States of America. His principal occupation is serving as President of CFL, as the Sole Director and President of CIC and as the trustee under the Jamal and Rania Daniel Trust.

Mrs. Rania Daniel is a citizen of the United States of America. Her principal occupation is homemaker.

DTN LNG is a limited liability company under the laws of the State of Delaware. Its principal business is investing in securities. The sole member of DTN LNG is DTN Investments, which owns a 100% interest in DTN LNG.

DTN Investments is a limited liability company under the laws of the State of Delaware. Its principal business is investing in securities. The members of DTN Investments are the Daria Daniel Trust, the Thalia Daniel Trust and the Naia Daniel Trust, each of which owns a 33 1/3% interest in DTN Investments.

The Daria Daniel Trust is an irrevocable trust under the laws of the State of Texas. Its trustee is Mr. Howland.

The Thalia Daniel Trust is an irrevocable trust under the laws of the State of Texas. Its trustee is Mr. Howland.

The Naia Daniel Trust is an irrevocable trust under the laws of the State of Texas. Its trustee is Mr. Howland.

Mr. Howland is a citizen of the United States of America. His principal occupation is serving as the trustee under the Daria Daniel Trust, the Thalia Daniel Trust and the Naia Daniel Trust.

Mr. Stoerr is a citizen of the United States of America. His principal occupation is serving as Senior Vice President of Energy of CIC.

The Halim Daniel Trust is a revocable trust under the laws of the Cayman Islands. Its trustee is Mr. Wheaton. Its grantor is Mr. Halim Daniel, who has the power to revoke the trust.

Mr. Halim Daniel is a citizen of Lebanon. His principal occupation is serving as a business executive.

Mr. Michael Wheaton is a citizen of the Cayman Islands. His principal occupation is as director of Axis International Management, Ltd.

Uniteg is a Société Anonyme under the laws of Switzerland. Its principal business is serving as a holding company. Crest Switzerland owns 100% of the interests in Uniteg.

Crest Switzerland is a limited liability company under the laws of the State of Delaware. Its principal business is investing in securities. CFL and DTN Investments each own 50% of the interests in Crest Switzerland.

During the past ten years, neither any of the Crest Participants, nor any person named on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Principal Offices of the Crest Participants

The address of the principal business and the address of the principal office of CFL, CIC, the Jamal and Rania Daniel Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, DTN Investments, the Daria Daniel Trust, the Thalia Daniel Trust, the Nadia Daniel Trust, Mr. Howland, Mr. Stoerr, Uniteg and Crest Switzerland is JP Morgan Chase Tower, 600 Travis, Suite 6800, Houston, TX 77002. The address of the principal business and the address of the principal office of the Halim Daniel Trust and Mr. Wheaton is 2nd Floor Windward III, Regatta Office Park, 85 Peninsula Ave. P.O. Box 31661, Grand Cayman KY1-1207, Cayman Islands. The address of the principal business and the address of the principal office of Mr. Halim Daniel is 8 Chemin de la Tour de Champel, CH1206, Geneva, Switzerland.

Beneficial and Record Ownership of the Crest Participants

As of April 24, 2013, the Crest Participants may be deemed to be the beneficial owner of, in the aggregate, 57,653,419 shares of Class A Common Stock, representing approximately 8.25% of the outstanding shares of Class A Common Stock based upon the 699,171,925 shares stated to be outstanding as of April 2, 2013 according to the Clearwire Proxy Statement.

CFL may be deemed to be the beneficial owner of 36,183,649 shares of Class A Common Stock because CFL is (i) the owner of 35,883,649 shares of Class A Common Stock through a bank, brokerage firm or other nominee, and (ii) the owner of a 50% interest in Crest Switzerland.

CIC may be deemed to be the beneficial owner of 36,183,649 shares of Class A Common Stock because CIC is the general partner of CFL.

The Jamal and Rania Daniel Trust may be deemed to be the beneficial owner of 36,183,649 shares of Class A Common Stock because the Jamal and Rania Daniel Trust is the owner of a 100% interest in CIC and a 99% interest in CFL.

Mr. Jamal Daniel may be deemed to be the beneficial owner of 36,183,649 shares of Class A Common Stock because Mr. Jamal Daniel is (i) the trustee under the Jamal and Rania Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (ii) a grantor under the Jamal and Rania Daniel Trust with the joint power to revoke such trust.

Mrs. Rania Daniel may be deemed to be the beneficial owner of 36,183,649 shares of Class A Common Stock because Mrs. Rania Daniel is a grantor under the Jamal and Rania Daniel Trust with the joint power to revoke such trust.

DTN LNG may be deemed to be the beneficial owner of 9,623,249 shares of Class A Common Stock because DTN LNG is the owner of 9,623,249 shares of Class A Common Stock through a bank, brokerage firm or other nominee.

DTN Investments may be deemed to be the beneficial owner of 10,173,249 shares of Class A Common Stock because DTN Investments is (i) the owner of a 100% interest in DTN LNG, (ii) the owner of a 50% interest in Crest Switzerland, and (iii) the owner of 250,000 shares of Class A Common Stock through a bank, brokerage firm or other nominee.

The Daria Daniel Trust may be deemed to be the beneficial owner of 3,391,083 shares of Class A Common Stock because the Daria Daniel Trust is the owner of a 33 1/3% interest in DTN Investments.

The Thalia Daniel Trust may be deemed to be the beneficial owner of 3,391,083 shares of Class A Common Stock because the Thalia Daniel Trust is the owner of a 33 1/3% interest in DTN Investments.

The Naia Daniel Trust may be deemed to be the beneficial owner of 3,391,083 shares of Class A Common Stock because the Naia Daniel Trust is the owner of a 33 1/3% interest in DTN Investments.

Mr. Howland may be deemed to be the beneficial owner of 10,196,249 shares of Class A Common Stock because Mr. Howland is (i) the trustee under the Daria Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, (ii) the trustee under the Thalia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, (iii) the trustee under the Naia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (iv) the owner of 23,000 shares of Class A Common Stock through a bank, brokerage firm or other nominee.

Mr. Stoerr may be deemed to be the beneficial owner of 22,000 shares of Class A Common Stock because Mr. Stoerr is the owner of 22,000 shares of Class A Common Stock through a bank, brokerage firm or other nominee.

The Halim Daniel Trust may be deemed to be the beneficial owner of 11,051,521 shares of Class A Common Stock because the Halim Daniel Trust is the owner of 11,051,521 shares of Class A Common Stock through a bank, brokerage firm or other nominee.

Mr. Halim Daniel may be deemed to be the beneficial owner of 11,251,521 shares of Class A Common Stock because Mr. Halim Daniel is (i) the owner of 200,000 shares of Class A Common Stock through a bank, brokerage firm or other nominee, and (ii) the grantor under the Halim Daniel Trust, with the power to revoke such trust.

Mr. Michael Wheaton may be deemed to be the beneficial owner of 11,051,521 shares of Class A Common Stock because Mr. Wheaton is the trustee under the Halim Daniel Trust, with the power to vote, or direct the vote, and the power to dispose or direct the disposition of, securities.

Crest Switzerland may be deemed to be the beneficial owner of 600,000 shares of Class A Common Stock because Crest Switzerland is the owner of 100% of the ownership interests in Uniteg.

Uniteg may be deemed to be the beneficial owner of 600,000 shares of Class A Common Stock because Uniteg is the owner of 600,000 shares of Class A Common Stock through a bank, brokerage firm or other nominee.

None of the Crest Participants is a record owner of any shares of Class A Common Stock.

Other than as disclosed in this Proxy Statement, to the best of the Crest Participants’ knowledge, neither the Crest Participants in this solicitation, nor any of the Crest Participants’ associates, has any substantial interests, direct or indirect, by security holding or otherwise, in any matter to be acted upon pursuant to this Proxy Statement.

Securities Purchased or Sold

Except as set forth in Schedule B hereto, neither the Crest Participants nor, to the best of the Crest Participants’ knowledge, any person named on Schedule A hereto, has effected any transaction in any Clearwire Common Stock within the last two years.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Clearwire

Except for (i) the DF King Engagement described herein under “Solicitation of Proxies” and (ii) the Joint Filing Agreements by and among the Crest Participants in respect of the Schedule 13D filings in respect of Clearwire described herein under “Background of this Solicitation,” none of the Crest Participants is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Clearwire, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CERTAIN CREST PARTICIPANTS

The following is a list of the executive officers and directors of certain Crest Participants, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. The current business address of each such person is JP Morgan Chase Tower, 600 Travis, Suite 6800, Houston, TX 77002. All executive officers and directors listed below are citizens of the United States of America.

Crest Financial Limited

Name	Present Position

Jamal Daniel	President

Pamela E. Powers	Executive Vice President, Secretary and Treasurer

David K. Schumacher	General Counsel

Crest Investment Company

Name	Present Position

Jamal Daniel	Sole Director and President

Pamela E. Powers	Executive Vice President, CFO and Treasurer

Eric E. Stoerr	Senior Vice President of Energy

Michelle Upton	Vice President

Marie Vajdak	Secretary

DTN LNG, LLC

Name	Present Position

Pamela E. Powers	Manager, President, Secretary and Treasurer

DTN Investments, LLC

Name	Present Position

Pamela E. Powers	Manager, President, Secretary and Treasurer

Crest Switzerland LLC

Name	Present Position

Pamela E. Powers	Manager, Executive Vice President, Secretary and Treasurer

John Howland	President

Uniteg Holding SA

Name	Present Position

Luis Bosque	President

SCHEDULE B

Certain Information Required by Item 5 of Schedule 14A

(c) During the past two years, the Crest Participants purchased Class A Common Stock in open market transactions as indicated below. The prices per share exclude brokerage commissions and have been rounded to the nearest cent.

Date of Transaction	Identity of Purchaser	Amount of Shares	Price per Share
5/23/2011	Crest Financial Limited	52,000	$4.65
8/17/2011	DTN LNG LLC	150,000	$2.29
8/17/2011	DTN LNG LLC	50,000	$2.21
8/18/2011	DTN LNG LLC	26,100	$2.39
8/18/2011	DTN LNG LLC	50,000	$2.31
8/18/2011	DTN LNG LLC	323,900	$2.30
8/18/2011	DTN LNG LLC	20,000	$2.28
8/19/2011	DTN LNG LLC	50,000	$3.24
8/19/2011	DTN LNG LLC	50,000	$3.19
8/19/2011	DTN LNG LLC	1,350	$3.10
8/19/2011	DTN LNG LLC	26,500	$3.07
8/19/2011	DTN LNG LLC	50,000	$3.04
11/16/2011	DTN LNG LLC	50,000	$1.82
11/16/2011	DTN LNG LLC	40,000	$1.81
11/16/2011	DTN LNG LLC	50,000	$1.79
11/17/2011	DTN LNG LLC	60,000	$1.82
11/17/2011	DTN LNG LLC	100,000	$1.80
11/18/2011	DTN LNG LLC	50,000	$1.86
11/18/2011	DTN LNG LLC	50,000	$1.86
11/18/2011	DTN LNG LLC	100,000	$1.48
11/21/2011	DTN LNG LLC	100,000	$1.56
11/22/2011	DTN LNG LLC	50,000	$1.56
11/23/2011	DTN LNG LLC	50,000	$1.51
11/25/2011	DTN LNG LLC	50,000	$1.56
11/28/2011	DTN LNG LLC	50,000	$1.61
11/29/2011	DTN LNG LLC	50,000	$1.58
11/30/2011	DTN LNG LLC	50,000	$1.57
12/1/2011	DTN LNG LLC	50,000	$2.09
12/2/2011	DTN LNG LLC	50,000	$2.05
12/5/2011	DTN LNG LLC	32,150	$2.15
3/15/2012	John M. Howland	223	$2.15
3/15/2012	John M. Howland	5,877	$2.15
3/15/2012	John M. Howland	200	$2.13
3/15/2012	John M. Howland	700	$2.13
3/15/2012	John M. Howland	1,400	$2.13
3/15/2012	John M. Howland	14,600	$2.13
3/16/2012	Crest Financial Limited	200,000	$2.26
3/16/2012	Crest Financial Limited	200,000	$2.25
3/22/2012	Crest Financial Limited	200,000	$2.23
4/5/2012	Mr. Eric Stoerr	12,000	$2.15
4/10/2012	Mr. Eric Stoerr	1,000	$2.01
4/17/2012	Mr. Eric Stoerr	2,000	$1.93
4/24/2012	Mr. Eric Stoerr	2,000	$1.41
4/30/2012	Crest Financial Limited	650,000	$1.50

Date of Transaction	Identity of Purchaser	Amount of Shares	Price per Share
5/1/2012	Crest Financial Limited	620,000	$1.48
5/1/2012	Crest Financial Limited	600,000	$1.49
5/1/2012	Crest Financial Limited	277,300	$1.49
5/1/2012	Crest Financial Limited	276,465	$1.48
5/1/2012	Crest Financial Limited	223,535	$1.50
5/1/2012	Crest Financial Limited	144,084	$1.46
5/1/2012	Crest Financial Limited	135,916	$1.47
5/1/2012	Crest Financial Limited	94,575	$1.49
5/1/2012	Crest Financial Limited	53,505	$1.47
5/1/2012	Crest Financial Limited	51,920	$1.46
5/1/2012	Crest Financial Limited	22,700	$1.47
5/2/2012	Crest Financial Limited	500,000	$1.50
5/2/2012	Crest Financial Limited	378,839	$1.50
5/3/2012	Crest Financial Limited	500,000	$1.51
5/3/2012	Crest Financial Limited	358,022	$1.51
5/3/2012	Crest Financial Limited	232,562	$1.53
5/3/2012	Crest Financial Limited	186,621	$1.51
5/3/2012	Crest Financial Limited	141,978	$1.50
5/3/2012	Crest Financial Limited	122,196	$1.52
5/3/2012	Crest Financial Limited	58,621	$1.54
5/4/2012	Crest Financial Limited	300,000	$1.51
5/4/2012	Crest Financial Limited	250,000	$1.53
5/4/2012	Crest Financial Limited	167,028	$1.52
5/4/2012	Crest Financial Limited	135,500	$1.51
5/4/2012	Crest Financial Limited	47,472	$1.53
5/7/2012	Crest Financial Limited	100,000	$1.33
5/7/2012	Crest Financial Limited	50,000	$1.33
5/7/2012	Crest Financial Limited	100,000	$1.33
5/7/2012	Crest Financial Limited	90,000.00	$1.32
5/7/2012	Crest Financial Limited	100,000.00	$1.32
5/7/2012	Crest Financial Limited	120,000.00	$1.32
5/7/2012	Crest Financial Limited	110,000.00	$1.32
5/7/2012	Crest Financial Limited	80,000.00	$1.32
5/7/2012	Crest Financial Limited	50,000.00	$1.32
5/8/2012	Crest Financial Limited	110,000.00	$1.28
5/8/2012	Crest Financial Limited	25,000.00	$1.27
5/8/2012	Crest Financial Limited	100,000.00	$1.27
5/8/2012	Crest Financial Limited	75,000.00	$1.27
5/8/2012	Crest Financial Limited	50,000.00	$1.27
5/8/2012	Crest Financial Limited	100,000.00	$1.27
5/8/2012	Crest Financial Limited	100,000.00	$1.27
5/8/2012	Crest Financial Limited	50,000.00	$1.27
5/8/2012	Crest Financial Limited	120,000.00	$1.27
5/8/2012	Crest Financial Limited	80,000.00	$1.27
5/8/2012	Crest Financial Limited	40,000.00	$1.26
5/9/2012	Crest Financial Limited	208,000.00	$1.32
5/9/2012	Crest Financial Limited	250,000.00	$1.31
5/9/2012	Crest Financial Limited	200,000.00	$1.30
5/9/2012	DTN LNG LLC	140,000	$1.30
5/15/2012	Crest Financial Limited	7,608,927	$1.19
5/16/2012	Mr. Eric Stoerr	5,000	$1.19
5/22/2012	DTN LNG LLC	4,000,000	$1.30
5/22/2012	DTN LNG LLC	2,900,000	$1.29

Date of Transaction	Identity of Purchaser	Amount of Shares	Price per Share
5/22/2012	DTN LNG LLC	300,000	$1.29
5/22/2012	DTN LNG LLC	453,249	$1.25
5/22/2012	Crest Financial Limited	7,550,109	$1.29
10/2/2012	Crest Financial Limited	277,703	$1.29
10/4/2012	Crest Financial Limited	21,900	$1.30
10/8/2012	Crest Financial Limited	481,600	$1.30
10/9/2012	Crest Financial Limited	2,780,000	$1.30
10/10/2012	Crest Financial Limited	1,503,897	$1.30
11/5/2012	Crest Financial Limited	1,847,238	$2.22
12/14/2012	Halim Daniel 2012 Trust	11,051,521	$3.30

In addition, on March 21, 2013, Mila Hotels International SA, a wholly-owned subsidiary of Uniteg, transferred 300,000 shares of Class A Common Stock to Uniteg for no consideration.

No indebtedness was incurred by the Crest Participants for the purpose of acquiring or holding Clearwire Common Stock (other than intercompany borrowings among Crest Participants and their affiliates).

PRELIMINARY PROXY CARD—SUBJECT TO COMPLETION, DATED APRIL 24, 2013

GOLD PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL

MEETING:

THE PROXY STATEMENT IS AVAILABLE AT HTTP://WWW.DFKING.COM/CLWR

i If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing. i

GOLD PROXY CARD

THIS PROXY IS SOLICITED BY

CREST FINANCIAL LIMITED AND CREST INVESTMENT COMPANY

AND NOT BY OR ON BEHALF OF THE BOARD OF DIRECTORS OF CLEARWIRE

FOR THE SPECIAL MEETING OF STOCKHOLDERS

SIGN, DATE AND MAIL YOUR PROXY TODAY

The undersigned stockholder(s) hereby of Clearwire Corporation (“Clearwire”) acknowledge(s) receipt of the Proxy Statement of Crest Financial Limited and Crest Investment Company (collectively, “Crest”), dated April                     , 2013, and the undersigned stockholder(s) hereby revoke(s) all prior proxies delivered in connection with the Special Meeting of stockholders of Clearwire Corporation to be held at 10:30 a.m. PDT on May 21, 2013, at Highland Center, 14224 Bel-Red Road, Bellevue, WA 98007, and any adjournments or postponements thereof (the “Special Meeting”). The undersigned stockholder(s) hereby appoint(s)                     ,                      and                     , and each of them singly, as proxies, each with the power to appoint their substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Class A Common Stock of Clearwire Corporation that the stockholder(s) is/are entitled to vote at the Special Meeting.

EXCEPT AS PROVIDED HEREIN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE AND YOU HAVE SIGNED THIS PROXY CARD, THIS PROXY WILL BE VOTED “AGAINST” EACH OF THE PROPOSALS. THIS PROXY WILL REVOKE (OR BE USED BY THE PROXIES TO REVOKE) ANY PRIOR PROXY DELIVERED IN CONNECTION WITH THE PROPOSALS SET FORTH HEREIN TO THE EXTENT IT IS VOTED AT THE SPECIAL MEETING AS STIPULATED BELOW. BY EXECUTING THIS GOLD PROXY CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

Signature

Signature (Capacity)

Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If the undersigned stockholder is a corporation, please give full corporate name by authorized officers, giving full title as such. If the undersigned is a partnership, please sign in partnership name by authorized person, giving full title as such.

PRELIMINARY PROXY CARD—SUBJECT TO COMPLETION, DATED APRIL 24, 2013

CLEARWIRE CORPORATION

SPECIAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY

CREST FINANCIAL LIMITED AND CREST INVESTMENT COMPANY

AND NOT BY OR ON BEHALF OF THE BOARD OF DIRECTORS OF CLEARWIRE

FOR THE SPECIAL MEETING OF STOCKHOLDERS

SIGN, DATE AND MAIL YOUR PROXY TODAY

i If submitting a proxy by mail, please sign and date the card and fold and detach card at perforation before mailing. i

GOLD PROXY CARD

Crest recommends you vote “AGAINST” Proposals 1 through 5.

1.	Adoption of the Agreement and Plan of Merger, dated as of December 17, 2012, as amended from time to time, which we refer to as the Merger Agreement, by and among Sprint Nextel Corporation (“Sprint”), Collie Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Sprint, and Clearwire.

☐  FOR             ☐  AGAINST            ☐  ABSTAIN

2.	The approval of the Charter Amendment Proposal:

2A. Amendment to Clearwire’s amended and restated certificate of incorporation to increase Clearwire’s authorized shares of Class A common stock, par value $0.0001 per share, which we refer to as the Class A Common Stock, by 1,019,162,522 shares.

☐  FOR             ☐  AGAINST            ☐   ABSTAIN

2B. Amendment to Clearwire’s amended and restated certificate of incorporation to increase Clearwire’s authorized shares of Class B common stock, par value $0.0001 per share, which we refer to as the Class B Common Stock, by 1,019,162,522 shares.

☐  FOR             ☐  AGAINST            ☐   ABSTAIN

3.	The approval of the NASDAQ Authorization Proposal:

3A. Authorization of the issuance of the Class A Common Stock that may be issued upon exchange of Clearwire Communications, LLC’s and Clearwire Finance, Inc.’s 1.00% Exchangeable Notes due 2018, or issued upon the exchange of the Class B Interests issued upon exchange of the 1.00% Exchangeable Notes due 2018 in accordance with Rule 5635(d) of the NASDAQ Listing Rules.

☐  FOR             ☐  AGAINST            ☐   ABSTAIN

3B. Authorization of the issuance of the Class B Common Stock that may be issued upon exchange of Clearwire Communications, LLC’s and Clearwire Finance, Inc.’s 1.00% Exchangeable Notes due 2018 in accordance with Rule 5635(d) of the NASDAQ Listing Rules.

☐  FOR             ☐  AGAINST            ☐   ABSTAIN

4.	Adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the proposal to adopt the Merger Agreement, the Charter Amendment Proposal or the NASDAQ Authorization Proposal.

☐  FOR             ☐  AGAINST            ☐  ABSTAIN

5.	Advisory approval vote on certain compensation arrangements for Clearwire’s named executive officers in connection with the merger.

☐  FOR             ☐  AGAINST            ☐   ABSTAIN